SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549


FORM 12b-25


Commission File Number: 33-19316


NOTIFICATION OF LATE FILING


(Check One): /X/ Form 10-K    / / Form 11-K    / / Form 20-F   / / Form 10-Q

/ /  Form N-SAR



For Period Ended:  December 31, 2004



/ /  Transition Report on Form 10-K       / /  Transition Report on Form 10-Q
/ /  Transition Report on Form 20-F       / /  Transition Report on Form NSAR
/ /  Transition Report on Form 11-K

For the Transition Period Ended:_____________________________________________


Read attached instruction sheet before preparing form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________________




PART I    REGISTRANT INFORMATION

Full name of registrant: Qualified Housing Partners Limited Partnership Former name if applicable:

Address of principal executive office (Street and number)
                              4700 Homewood Court, Suite 220
City, state and zip code      Raleigh, NC 27609








PART II    RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/  /  (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/  /  (c)  The accountant's statement or other exhibit required by Rule 12b-
           25(c) has been attached if applicable.






PART III    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As reported on a Form 8-K, the Partnership's independent auditor resigned on November 17, 2004. This resignation was not as a result of any disagreement between the Partnership and its auditor over any matters of accounting principals or practices, financial statement disclosure or auditing scope or procedure.

Since November 17, 2004 the Partnership has been actively searching for a replacement auditor. So far, however, its efforts have been unsuccessful. Many of the firms that have been contacted have indicated that they are understaffed due to additional work resulting from the Sarbanes-Oxley Act of 2002 and simply could not take on more work during the busy auditing and tax seasons. As of the date of this letter the Partnership continues to seek a replacement auditor, although it cannot predict when it will be able to engage a new auditor and therefore when it will be able to complete and file its Form 10-K.











PART IV    OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     George F. Marshall              (919)787-4243
         (Name)               (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               /X/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               / / Yes  /X/ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Qualified Housing Partners Limited Partnership
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 1, 2005       QUALIFIED HOUSING PARTNERS LIMITED PARTNERSHIP
                           By:  Frederick Investment Corporation,
                                Its Managing General Partner

                                /s/ George F. Marshall
                           By:_________________________________
                               George F. Marshall, President


Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.